SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                             Schedule 13D Amendment

                                AMENDMENT NO. 1

                Under the Securities Exchange Act of 1934

                            Oriole Homes Corp.
                            ------------------
                             (Name of Issuer)

                     Class A Common Stock $.10 Par Value
                     Class B Common Stock $.10 Par Value
                     ------------------------------------
                         (Title or Class of Securities)

                            Class A 686264102
                            Class B 686264201
                            -----------------
                             (CUSIP Number)

   BankAtlantic Bancorp, Inc.
   Jasper R. Eanes, Executive Vice President, Chief Financial Officer 1750 East Sunrise Boulevard
   Fort Lauderdale, Florida  33304                (954)760-5015

--------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                             June 6, 1997
                           ----------------
                 (Date of Event which Requires Filing
                             of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13dl(b)(3)or(4),check the following box.[ ]

Check the following box if a fee is being paid with the statement.[ ](A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 1 to the Schedule 13D originally filed with the Securities and Exchange Commission on June 23, 1997 is being filed solely for the purpose of filing the attached exhibit which was inadvertently omitted from the original filing.




                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                   BANKATLANTIC BANCORP, INC.



                                   By:  /s/ Jasper R. Eanes
                                        Jasper R. Eanes
                                        Executive Vice President
                                        Chief Financial Officer




Dated:  June 26, 1997

                                                            EXHIBIT

                            STOCK PURCHASE AGREEMENT


     This Stock Purchase Agreement (the "Agreement") is entered into as of the 5th day of June, 1997, by and among the persons (other than the Executive Sellers (as defined herein)), listed on Schedule A (the "Non-Executive Sellers") and Richard D. Levy, Harry A. Levy and Mark A. Levy (collectively, the "Executive Sellers"; the Non-Executive Sellers and the Executive Sellers are collectively referred to herein as the "Sellers") and BankAtlantic Bancorp, Inc., a Florida corporation (the "Buyer").

                             Preliminary Statements

     WHEREAS, the Sellers own (or will own on the date of the Closing, as defined herein, as a result of the exercise of options held on December 31,
1996) the shares of Class A Common Stock and Class B Common Stock of Oriole Homes Corp., a Florida corporation (the "Company"), indicated on Schedule A attached hereto (collectively referred to as the "Shares") which represent in the aggregate, approximately 61.1% of the issued and outstanding shares of the Class A Common Stock and approximately 26.2% of the issued and outstanding shares (assuming exercise by the Sellers of options covering 11,500 of the Shares) of the Class B Common Stock of the Company; and

     WHEREAS, Sellers desire to sell the Shares to Buyer and Buyer desires to buy the Shares upon the terms and subject to the conditions set forth in this Agreement.

     NOW, THEREFORE, in consideration of the premises and mutual terms, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:


                                    I ARTICLE

                                   DEFINITIONS

     In addition to terms defined elsewhere in this Agreement, the following terms when used in this Agreement shall have the meanings indicated below:

     (ii) "Affiliate" means as to any Person, any Person which directly or indirectly through one or more intermediaries, is in control of, is controlled by, or is under common control with, such Person, and any officer or director of such Person. For purposes of this definition, an entity shall be deemed to be "controlled by" a Person if the Person possesses, directly or indirectly, power either to (i) vote 10% or more of the securities (including convertible securities) having ordinary voting power or (ii) direct or cause the direction of the management or policies of such Person whether by contract or otherwise; and, as to a Person who is a natural Person, such Person's spouse, parents, siblings and lineal descendants.

     "CODE" means the Internal Revenue Code of 1986, as amended.

     "COMMISSION" means the Securities and Exchange Commission.

     "COMPANY" means Oriole Homes Corp., a Florida corporation.

     "COMPANY SUBSIDIARY" means a Subsidiary of the Company and "Company Subsidiaries" means all of the Subsidiaries of the Company.

     "Exchange  Act" means  the  Securities  Exchange  Act of 1934,  as  amended

     "HOMES" means collectively houses, apartments, condominiums, town- houses and other buildings currently under construction by the Company and recreational amenities in each subdivision.

     "HSR ACT" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

     "IMPROVEMENTS" means all structures, fixtures or other improvements on, over or beneath real property.

     "INVESTMENT" means, with respect to any Person, advances, loans or extensions of credit to any other Person, any purchases or commitments to purchase any stock, bonds, notes, debentures or other securities of any other Person, and any other investment in any other Person, including partnerships, joint ventures or other similar arrangement with any Person.

     "KNOWLEDGE" or "known" means, with respect to any representation or warranty or other statement in this Agreement qualified by the knowledge of any party, such knowledge as is actually gained or should reasonably have been gained by a person in the performance of his respective duties as a shareholder, officer or director of the Company or any Company Subsidiary.

     "LIENS" means any liens, claims, charges, pledges, security interests or other encumbrance of any nature whatsoever.

     "MATERIAL ADVERSE EFFECT" means a material adverse effect on the financial condition, results of operations, assets, liabilities, properties or business of the Company and the Company Subsidiaries taken as a whole.

     "PERSON" means any natural person, corporation, limited liability company, unincorporated organization, partnership, association, joint stock company, joint venture, trust or government, or any agency or political subdivision of any government, or any other entity.

     "REAL PROPERTY" has the meaning set forth in Section 5.9 hereof.

     "SUBSIDIARY" of any Person means any Person, whether or not capitalized, in which such Person owns, directly or indirectly, an equity interest of fifty percent (50%) or more, or any Person which may be controlled, directly or indirectly, by such Person, whether through the ownership of voting securities, by contract, or otherwise.

     "TAX" means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax or governmental charge, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; the foregoing shall include any transferee or secondary liability for a Tax and any liability assumed by agreement or arising as a result of being (or ceasing to be) a member of any affiliated group (or being included (or required to be included) in any tax return relating thereto).

                                   II ARTICLE

              PURCHASE AND SALE OF SHARES; PURCHASE PRICE; CLOSING

     2.1 PURCHASE AND SALE OF SHARES. Subject to the terms and conditions set forth herein, and on the basis of the representations and warranties contained herein, at the Closing (as defined below), Sellers shall sell, assign, transfer and deliver to Buyer and Buyer shall purchase from Sellers all of their right, title and interest in and to the Shares, free and clear of all Liens; provided, however, that with respect to the Shares acquired by any Seller pursuant to the exercise of options after the date hereof and prior to the Closing Date, such Shares shall be subject to a right of redemption by the Company at the exercise price for a period of thirty (30) days from such Seller's termination of employment; and provided, further, that the Shares will be subject to the provisions of Rule 144 promulgated under the Securities Act of 1933, as amended.

     2.2 PURCHASE PRICE. In consideration of the sale, assignment, transfer and delivery of the Shares by Sellers, Sellers shall be entitled to receive as the purchase price for the Shares an amount equal to $12.00 per share (the "Purchase Price"). Buyer shall deliver to Sellers at Closing by cashier's check or by wire transfer of same day funds the Purchase Price, based on the share ownership set forth on Schedule A hereof.

     2.3 THE CLOSING. The consummation of the transactions contemplated by this Agreement (the "Closing") shall take place as soon as practicable after satisfaction of the conditions set forth in Article VIII hereof, but in no event later than August 11, 1997 at the offices of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., 150 West Flagler Street, Suite 2200, Miami, Florida 33130, or at such other time and place as the parties may mutually agree upon. The date on which the Closing takes place shall be hereinafter referred to as the "Closing Date". At the Closing, Sellers shall effect the sale of the Shares, as herein provided, by delivery to Buyer of stock certificates representing the Shares duly endorsed in blank for transfer and Buyer shall effect the purchase of the Shares, as herein provided, by delivery to Sellers of the Purchase Price as provided in Section 2.2 hereof. In addition, at the Closing the parties shall deliver to each other such documents as may be specified, or required, to satisfy the conditions set forth herein, and such other documents and instruments as each party may reasonably request from the other party in order to consummate the transactions contemplated herein. All proceedings to be taken and all documents to be executed at the Closing shall be deemed to have been taken, delivered and executed simultaneously, and no proceeding shall be deemed taken nor documents deemed executed or delivered until all have been taken, delivered and executed.
                                   III ARTICLE

                     REPRESENTATIONS AND WARRANTIES OF BUYER

     In order to induce the Sellers to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer makes the representations and warranties set forth below to the Sellers.

     3.1 ORGANIZATION. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida. Buyer has all requisite right, power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.

     3.2 AUTHORIZATION; ENFORCEABILITY. The execution, delivery and performance of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby have been duly authorized by all requisite corporate action, subject to receipt of the approval of the Board of Directors. Subject to the approval of the Board of Directors, this Agreement has been duly executed and delivered by Buyer, and, upon due execution by Sellers, will constitute the legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, except to the extent that its enforcement is limited by bankruptcy, insolvency, reorganization or other laws relating to or affecting the enforcement of creditors' rights generally and by general principles of equity.

     3.3 NO VIOLATION OR CONFLICT. The execution, delivery and performance of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby: do not and will not violate or conflict with any provision of law or regulation, or any writ, order, judgment or decree of any court or governmental or regulatory authority, or any provision of Buyer's Articles of Incorporation or Bylaws; and do not and will not, with or without the passage of time or the giving of notice, result in the breach of, or constitute a default, cause the acceleration of performance, or require any consent under, or result in the creation of any Lien upon any property or assets of Buyer pursuant to any material instrument or agreement to which Buyer is a party or by which Buyer or its properties may be bound or affected, other than instruments or agreements as to which consent shall have been obtained at or prior to the Closing.

     3.4 CONSENT OF GOVERNMENTAL AUTHORITIES. Other than in connection with the HSR Act, no consent, approval or authorization of, or registration, qualification or filing with any United States or foreign, federal, state or local governmental or regulatory authority is required to be made by Buyer in connection with the execution, delivery or performance by Buyer of this Agreement or the consummation by Buyer of the transactions contemplated hereby.

     3.5 BROKERS. Buyer has not incurred and will not incur any broker's, finder's, investment banking or similar fees, commissions or expenses, in connection with the transactions contemplated by this Agreement which would be payable by Sellers.

     3.6 INVESTMENT INTENT. Buyer is acquiring the Shares for its own account, for investment purposes only, and not with a view to the sale or distribution thereof.

     3.7 OWNERSHIP OF COMPANY STOCK. Buyer currently owns no shares of the Company's outstanding Common Stock.

     3.8 EXCHANGE ACT REPORTS AND OTHER INFORMATION. All reports and documents filed by Buyer with the Commission under the Exchange Act (including all documents incorporated by reference into such reports and documents) since January 1, 1995, including, but not limited to Buyer's reports on Form 10-K, Form 10-Q and Form 8-K, as of the respective dates filed, complied in all material respects with the rules and regulations of the Commission and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Further, any written information provided by Buyer to the Company's Board of Directors (the "Company's Board") in connection with the actions to be taken by the Company's Board in connection with the consummation of the transactions contemplated herein and the filing of the Information Statement (as defined herein) will be true and correct in all material respects.

     3.9 FULL DISCLOSURE. No representation or warranty of Buyer contained in this Agreement, and none of the statements or information concerning Buyer contained in this Agreement or the exhibits and the schedules hereto, contains or will contain any untrue statement of a material fact nor will such representations, warranties, covenants or statements taken as a whole omit a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.


                                   IV ARTICLE

              REPRESENTATIONS AND WARRANTIES OF EACH OF THE SELLERS

     In order to induce Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, each of the Sellers severally and not jointly make the representations and warranties to Buyer set forth below:

     4.1 AUTHORIZATION; ENFORCEABILITY. Such Seller has the capacity to execute, deliver and perform this Agreement. This Agreement and all other documents to be executed and delivered by such Seller pursuant to this Agreement have been duly executed and delivered and, upon due execution by Buyer, will constitute the legal, valid and binding obligations of such Seller, enforceable in accordance with their terms, except to the extent that their enforcement is limited by bankruptcy, insolvency, reorganization or other laws relating to or affecting the enforcement of creditors' rights generally and by general principles of equity. The execution of this Agreement by such Seller does not violate any agreement, order, judgment or decree to which such Seller is a party.

     4.2 TITLE TO SHARES. Such Seller is the record and beneficial owner of the Shares listed opposite his or its name on Schedule A (subject, in the case of partnerships and trusts which are Sellers, to the beneficial ownership of the partners or beneficiaries thereof), and such Shares are owned free and clear of any Liens, including, without limitation, claims or rights under any voting trust agreements, shareholder agreements or other agreements except as indicated on Schedule A, which Liens will be paid and satisfied concurrently with the Closing and at the Closing such Seller will transfer and convey, and Buyer will acquire, good and valid title to the Shares owned by such Seller, free and clear of all Liens; provided, however, that with respect to Shares acquired by any Seller pursuant to the exercise of options after the date hereof and prior to the Closing Date, such Shares shall also be subject to a right of redemption by the Company at the exercise price for a period of thirty (30) days from such Seller's termination of employment; and provided further, that the Shares will be subject to the provisions of Rule 144 promulgated under the Securities Act of 1933, as amended. Any rights, warrants or options held by such Seller or any Affiliate of such Seller are indicated on Schedule 4.2. Set forth on Schedule
4.2 is a list of shares of the Company's Common Stock (aggregating 1,300 shares of Class A Common Stock and 2,250 shares of Class B Common Stock) held by individual retirement accounts of certain Sellers and not included in the Shares.

     4.3 CONSENT OF GOVERNMENTAL AUTHORITIES. Except as required by the HSR Act, no consent, approval or authorization of, or registration, qualification or filing with any United States or foreign, federal, state or local governmental or regulatory authority, is required to be made by such Seller in connection with the execution, delivery or performance of this Agreement by such Seller, or the consummation by such Seller of the transactions contemplated hereby.

     4.4 BROKERS. No financial advisor, broker or finder is entitled to any broker's, finder's, investment banking or similar fees, commissions or expenses in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Seller.


                                    V ARTICLE

                    ADDITIONAL REPRESENTATIONS AND WARRANTIES
                            OF THE EXECUTIVE SELLERS

     In order to induce Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, the Executive Sellers jointly and severally make the representations and warranties to Buyer set forth below:

     5.1 ORGANIZATION. To the Executive Sellers' knowledge, the Company and each of the Company Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of their respective organization and the Company and each of the Company Subsidiaries has all requisite right, power and authority to own or lease and operate their respective properties and conduct their respective businesses as presently conducted.

     5.2 CAPITALIZATION. To the Executive Sellers' knowledge, (a) the authorized capital stock of the Company consists of ten million (10,000,000) shares of Class A Common Stock, $.10 par value per share, of which, as of the date hereof, 1,874,949 shares are currently issued and outstanding and 10,000,000 shares of Class B Common Stock, $.01 par value, of which, as of the date hereof, 2,750,575 shares are currently issued and outstanding; (b) the Company has no treasury shares as of the date hereof; (c) all shares of the Company's and each Company Subsidiary's outstanding capital stock have been duly authorized, are validly issued and outstanding, and are fully paid and nonassessable; (d) no securities issued by the Company or any Company Subsidiary from the date of its incorporation were issued in violation of the preemptive rights of any shareholder; (e) there are no dividends which have accrued or been declared but are unpaid on the capital stock of the Company or any Company Subsidiary; (f) all material Taxes required to be paid in connection with the issuance and any transfers of the Company's or any Company Subsidiary's capital stock have been paid; (g) all material authorizations required to be obtained from or registrations required to be effected with any Person in connection with the issuance of securities of the Company or any Company Subsidiary from the date of such entity's incorporation have been obtained or effected and all securities of the Company and each Company Subsidiary have been issued in all material respects in accordance with the provisions of all applicable securities and other laws; and (h) as of the date hereof, the Shares constitute approximately 61.1% of the issued and outstanding shares of Class A Common Stock and approximately 26.2% of the issued and outstanding shares of Class B Common Stock of the Company (assuming the exercise by the Sellers of options covering 11,500 of the Shares) and are legally and beneficially owned in their entirety by each of the Sellers as indicated on Schedule A, subject, in the case of partnerships and trusts which are Sellers, to the beneficial ownership of the partners or beneficiaries thereof.

     5.3 RIGHTS, WARRANTS, OPTIONS. Except as indicated on Schedule 5.3 and the conversion rights of the holders of Class A Common Stock to convert such shares into Class B Common Stock, to the Executive Sellers' knowledge, there are no outstanding: (a) securities or instruments convertible into or exercisable for any of the capital stock or other equity interests of the Company or any Company Subsidiary; (b) options, warrants, subscriptions or other rights to acquire from the Company or any Company Subsidiary capital stock or other equity interests of the Company or any Company Subsidiary; (c) debt securities with any voting rights or convertible into securities with voting rights; (d) commitments, agreements or understandings adversely affecting the rights of the Sellers to sell the Shares to Buyer or which will limit Buyers rights with respect to the Shares after the Closing, except for the right of redemption of the Company with respect to the Shares acquired pursuant to options as described in Section 2.1 above; or (e) commitments, agreements or understandings of any kind, including employee benefit arrangements between the Company and the Company Subsidiaries and any other Person relating to any capital stock or other equity interests of the Company or any Company Subsidiary, or the issuance or repurchase by the Company or any Company Subsidiary of (x) any capital stock or other equity interests of the Company or any Company Subsidiary other than pursuant to the Company's Stock Option Plan and the Shares subject to the Company's right of redemption pursuant to the Company's Stock Option Plan as described in Section 2.1, (y) any such securities or instruments convertible into or exercisable for capital stock or other equity interests of the Company or any Company Subsidiary or (z) any such options, warrants or rights other than those issued pursuant to the Company's Stock Option Plan. To the Executive Sellers' knowledge, neither the Company nor any Company Subsidiary has any outstanding stock appreciation, phantom stock rights or any similar rights.

     5.4 SUBSIDIARIES. To the Executive Sellers' knowledge, each Subsidiary of the Company is listed on Schedule 5.4. To the Executive Sellers' knowledge, all of the shares of the capital stock of the Company Subsidiaries which are issued and outstanding are owned by the Company, as shown in Schedule 5.4, free and clear of all Liens. Other than as reflected in the 1997 Balance Sheet (as defined below) or as reflected on Schedule 5.4, to the Executive Sellers' knowledge, the Company has no Subsidiaries or Investments.

     5.5 NO VIOLATION OR CONFLICT. The execution, delivery and performance of this Agreement by the Sellers and the consummation by the Sellers of the transactions contemplated hereby: do not and will not violate or conflict with any provision of law or regulation, or any writ, order, judgment or decree of any court or governmental or regulatory authority, or any provision of the Company's or any Company Subsidiary's Articles of Incorporation or Bylaws or analogous organizational documents; and to the Executive Sellers' knowledge, other than with respect to the 12-1/2% Senior Notes and the $10 million line of credit with Ohio Savings Bank, F.S.B. ("Ohio Savings") described in Section 7.2 hereof, do not and will not, with or without the passage of time or the giving of notice, result in the breach of, or constitute a default, cause the acceleration of performance or require any consent under, or result in the creation of any Lien upon any property or assets of the Company or any Company Subsidiary pursuant to any contract, instrument or agreement to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or their respective properties may be bound or affected, other than contracts, instruments or agreements as to which consent shall have been obtained at or prior to the Closing, each of which instruments or agreements is listed on Schedule 5.5 hereto.

     5.6 CONSENT OF GOVERNMENTAL AUTHORITIES. Except as required by the HSR Act and the filing required by Section 14(f) of the Exchange Act, to the Executive Seller's knowledge, no consent, approval or authorization of, or registration, qualification or filing with any United States or foreign, federal, state or local governmental or regulatory authority, is required to be made by any of the Sellers, the Company or any Company Subsidiary in connection with the execution, delivery or performance of this Agreement by the Sellers, or the consummation by the Sellers of the transactions contemplated hereby.

     5.7 EXCHANGE ACT REPORTS. The Class A Common Stock and the Class B Common Stock are each registered under Section 12(b) of the Exchange Act. Since January 1, 1994, the Company has timely filed all reports and other documents required to be filed by it with the Commission under the Exchange Act, including but not limited to proxy statements and reports on Form 10-K, Form 10-Q and Form 8-K (the "Company Reports"). As of the respective dates they were filed with the Commission, the Company Reports, including all documents incorporated by reference into such reports, complied in all material respects with the rules and regulations of the Commission and contained all required exhibits (including all material agreements) and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that with respect to all financial statements included in the Company Reports, the foregoing representation is made only to the Executive Sellers' knowledge.

     5.8 FINANCIAL STATEMENTS. Sellers have previously delivered or concurrently with the delivery of the Schedules as contemplated by Section 9.14 will deliver to Buyer true and complete copies of the audited consolidated balance sheet of the Company and the Company Subsidiaries for the fiscal years ended December 31, 1996, 1995 and 1994, and the related audited consolidated statements of income and cash flows of the Company and the Company Subsidiaries for the fiscal years ended December 31, 1996, 1995 and 1994, including any related notes, certified without qualification by the Company's independent certified public accountants pursuant to their audit of the financial records of the Company and the unaudited consolidated balance sheet, statements of operations and cash flows as of and for the quarter ended March 31, 1997 (collectively, the "Financial Statements"). To the Executive Sellers' knowledge, the Financial Statements: have been prepared in accordance with the books of account and records of the Company and the Company Subsidiaries; fairly present in all material respects the consolidated financial condition and the results of operations of the Company and the Company Subsidiaries at the dates and for the periods specified in those statements; and have been prepared in accordance with generally accepted accounting principles consistently applied with prior periods. Other than as disclosed in the balance sheet for the period ended March 31, 1997 (the "1997 Balance Sheet") contained in the Financial Statements or as set forth in
Schedule 5.8, to the Executive Sellers' knowledge, (a) neither the Company nor the Company Subsidiaries have any material liabilities, commitments or obligations of any nature whatsoever, whether unaccrued, contingent or otherwise or any material unrealized or anticipated losses from any commitments and (b) there is no basis for assertion against the Company or any Company Subsidiary of any such liability, commitment, obligation or loss, except for liabilities, commitments, obligations and losses arising in the ordinary course of business, none of which, individually or in the aggregate, have had or is likely to have a Material Adverse Effect.

     5.9 REAL PROPERTY. To the Executive Sellers' knowledge, Schedule 5.9 hereto sets forth a true and complete list of all real property owned as of May 31, 1997 by the Company or any Company Subsidiary together with a brief description of all Improvements thereon (the real property and Improvements shall be referred to as the "Real Property"). To the Executive Sellers' knowledge, neither the Company nor any Company Subsidiary owns any other Real Property and neither the Company nor any Company Subsidiary has any leasehold interests in any real property. As of May 31, 1997, to the Executive Sellers' knowledge, the Company and the Company Subsidiaries own, and on the Closing Date shall own, good and marketable title to all of the Real Property, free and clear of all material Liens (which shall not be deemed to include easements or property agreements normal or customary for Real Property of this type which do not materially impair the value or use of the Real Property), except as indicated on
Schedule 5.9. Except as disclosed on Schedule 5.9, to the Executive Sellers' knowledge, all Improvements are free and clear of all material Liens and are free of any structural or other defect or impairment which might impair in any material respect the value, utility, or life expectancy of such Improvements, or which might otherwise adversely affect, in any material respect, the operation or marketability thereof. Except as set forth on Schedule 5.9, to the Executive Sellers' knowledge, all of the Real Property is suitable in all material respects for the purposes for which it is currently used or for its contemplated use. Except as indicated on Schedule 5.9, to the Executive Seller's knowledge,
(a) all of the Real Property has all utilities required for the occupancy and operation thereof, except for Real Property which is not yet improved or where the Improvements thereon are still to be completed; (b) the cost of installation of utilities which have been fully installed has been fully paid or will be timely paid without penalty and there are no material assessments pending with respect thereto other than those to be paid in connection with the obtaining of building permits in the ordinary course of business; (c) there exist paved and publicly dedicated roads providing pedestrian and vehicular ingress to and egress from all of the Real Property; and (d) except as indicated on Schedule
5.9 and except those to be paid in the ordinary course of business, no portion of any of the Real Property is affected by any material outstanding special assessments or impact fees imposed by any governmental agency. To the Executive Sellers' knowledge except as set forth on Schedule 5.9, the Company has no information or knowledge of (a) any change contemplated in any law, rule, regulation, order or ordinance that is not otherwise generally known to the public, (b) any judicial or administrative action, (c) any action by landowners, or (d) any other fact or condition of any kind or character which is likely to materially adversely affect the current use or operation or the anticipated use or operation of the Real Property taken as a whole. No Affiliate of the Company or of Sellers owns or leases, directly or indirectly, any adjacent property to the Real Property except as set forth on Schedule 5.9.

     5.10 ENVIRONMENTAL LIABILITY. To the Executive Sellers' knowledge, the Company and the Company Subsidiaries have obtained all permits, licenses and other authorizations (such permits, licenses and authorizations being hereinafter referred to as "Environmental Permits"), which are required with respect to the operation of their respective businesses and all Real Property, including Improvements, under any federal, state and local laws relating to pollution or protection of the environment (referred to herein as "Environmental Laws"). To the Executive Sellers' knowledge, the Company and the Company
Subsidiaries   are  in  compliance   with  all  terms  and   conditions  of  all
Environmental Permits and all applicable Environmental Laws. Prior to Closing, the Executive Sellers shall have provided Buyer with complete copies of all notices known to the Executive Sellers of whatever form (all of which disclosures are set forth on Schedule 5.10) received by the Company, a Company Subsidiary or any previous owner or operator of any Real Property within the five years preceding the date of this Agreement relating to compliance or noncompliance in any material respect with any Environmental Law. To the Executive Sellers' knowledge, there is no civil, criminal or administrative action, demand, claim, investigation or proceeding pending or threatened against the Company or any Company Subsidiary with regard to any Real Property, under or relating in any way to the Environmental Laws, except as set forth on Schedule 5.10.

     5.11 INSURANCE. To the Executive Sellers' knowledge, the Company and the Company Subsidiaries maintain insurance in amounts and on terms customary for their respective assets against risks of loss and liability.

     5.12 INVESTIGATIONS; LITIGATION. Except as disclosed on Schedule 5.12, to the Executive Sellers' knowledge, there is no investigation by any federal, state or local governmental agency, or any action, suit, proceeding or claim pending or threatened, against or materially adversely affecting the Company or any Company Subsidiary (including, without limitation, any investigation, action, or proceeding with respect to Taxes), or the assets or business of the

Company or the Company Subsidiaries. Except as disclosed on Schedule 5.12, to the Executive Sellers' knowledge, neither the Company nor the Company Subsidiaries nor any director, officer, employee or agent of the Company or the Company Subsidiaries in their respective capacities as such, is a party to any, and there are no pending or threatened, legal, administrative, arbitral or other proceedings, claims, suits, actions or governmental investigations of any nature against the Company or any Company Subsidiary, or any director, officer, employee or agent of the Company or any Company Subsidiary in their respective capacities as such, or involving any property or assets of the Company or any Company Subsidiary and there is no outstanding order, writ, injunction or decree of any court, government or governmental agency against, or affecting the Company, any Company Subsidiary or their respective assets or businesses.

     5.13 COMPLIANCE WITH LAWS, REGULATIONS. To the Executive Sellers' knowledge, the Company and the Company Subsidiaries (a) have in all material respects conducted their respective businesses in compliance with all applicable federal, state and local laws, regulations and orders; and (b) have in all material respects operated their respective businesses in compliance with all permits, licenses, certificates of authority, orders and approvals of all applicable federal, state and local laws, regulations and orders. To the Executive Sellers' knowledge, the Company and the Company Subsidiaries have made all filings, applications and registrations with, federal, state, local or foreign governmental or regulatory bodies or other Persons that are required in order to permit each to carry on its business as presently conducted, the failure of which is likely to have a Material Adverse Effect. To the Executive Sellers' knowledge, all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current.

     5.14 TAX MATTERS. To the Executive Sellers' knowledge, all Tax returns and other Tax documents required to be filed with respect to the Company or the Company Subsidiaries have been timely filed with the appropriate governmental authorities in all jurisdictions in which such returns and documents are required to be filed, all of the foregoing as of the date filed were in all material respects true, correct and complete and reflect accurately in all material respects all liability for Taxes of the Company and the Company Subsidiaries for the periods to which such returns and documents relate, and all amounts shown as owing thereon have been paid. To the Executive Sellers' knowledge, no taxation authority has audited the records of the Company or the Company Subsidiaries or notified the Company or the Company Subsidiaries of its intention to audit such records in the past five (5) years; provided, however, that the Internal Revenue Service may conduct a review of the Company's income tax returns for the years 1992 (the carryback year) and 1995 (the loss year) as a result of the Company's tax refund request related to such years. To the Executive Sellers' knowledge, neither the Company nor the Company Subsidiaries have waived any restrictions on assessment or collection of Taxes or consented to the extension of any statute of limitations relating to taxation.

     5.15 ABSENCE OF CERTAIN CHANGES. To the Executive Sellers' knowledge, except as disclosed on Schedule 5.15 hereto, since March 31, 1997, the Company and the Company Subsidiaries have conducted their businesses in the ordinary and usual course consistent with past practices and there has not occurred any material adverse change in the financial condition, results of operations, properties, assets, liabilities or business of the Company and the Company Subsidiaries. Without limiting the generality of the foregoing, except as disclosed on Schedule 5.15, to the Executive Sellers' knowledge, since March 31, 1997, neither the Company nor any Company Subsidiary has: (a) amended its Articles of Incorporation or Bylaws; (b) issued, sold or authorized for issuance or sale, shares of any class of its securities (including, but not limited to, by way of stock split or dividend) or any subscriptions, options, warrants, rights or convertible securities or entered into any agreements or commitments of any character obligating it to issue or sell any such securities, except stock options granted pursuant to the Company's Stock Option Plan and shares issued pursuant to the exercise thereof; (c) redeemed, purchased or otherwise acquired, directly or indirectly, any shares of its capital stock or any option, warrant or other right to purchase or acquire any such shares; (d) declared or paid any dividends or other distribution (whether in cash, stock or other property) with respect to its capital stock; (e) suffered any material damage, destruction or loss, whether or not covered by insurance; (f) voluntarily or involuntarily sold, transferred, surrendered, abandoned or disposed of any of its assets or property rights (tangible or intangible), other than in the ordinary course of business consistent with past practices at a price substantially consistent with prior operating practices; (g) granted or made(m) any mortgage or pledge or subjected itself or any of its properties or assets to any Lien, except liens for Taxes not currently due; (h) created, incurred or assumed any material liability or indebtedness; (i) made or committed to make any significant capital expenditures except in connection with the construction of homes on the Company's Real Property in the ordinary course of business consistent with past practice; (j) applied any of its assets to the direct or indirect payment, discharge, satisfaction or reduction of any amount payable directly or indirectly to or for the benefit of any Seller or Affiliate thereof or to the prepayment of any such amounts (other than compensation and benefits consistent with amounts disclosed by the Company in the Company Reports or compensation and benefits otherwise consistent with past practices and in amounts substantially the same as previously included in the Financial Statements); (k) altered the manner of keeping its books, accounts or records, or changed in any manner the accounting practices therein reflected, except as required by generally accepted accounting principles; (l) increased the compensation, bonuses or benefits of any kind to any of its directors, officers or employees over the amounts being paid to them on December 31, 1996 except for salary increases not material in the aggregate to persons other than the Company's officers and directors or Sellers; or (m) experienced any event, change or condition of any character whatsoever which has or is likely to have, individually or in the aggregate, a Material Adverse Effect. Further, without limiting the foregoing, to the Executive Sellers' knowledge, the relationships of the Company and the Company Subsidiaries with their respective vendors, customers and subcontractors are generally good and there exist no facts or circumstances known to the Executive Sellers which would lead the Executive Sellers to believe that such relationships will change in any material respect whether or not in connection with the consummation of the transactions contemplated herein.

     5.16 RELATED PARTIES. Except to the extent set forth on Schedule 5.16 hereof, none of the Sellers nor to the Executive Sellers' knowledge, any director or officer of the Company or any Company Subsidiary (individually an "Additional Party" and collectively the "Additional Parties") or any Affiliate of any of the Sellers or any Additional Party: owns, directly or indirectly, any interest in any Person which is a competitor, supplier or customer of the Company or any Company Subsidiary; owns, directly or indirectly, in whole or in part, any property, asset or right, real, personal or mixed, tangible or intangible (including, but not limited to, any of the Real Property) which is utilized in the operation of the business of the Company or any Company Subsidiary; or has an interest in or is, directly or indirectly, a party to any contract, agreement, lease, extension of credit or other arrangement or relationship (whether or not in writing) pertaining or relating to the business or operations of the Company or any Company Subsidiary. To the Executive Seller' knowledge, each agreement, understanding or arrangement between any of the Sellers and the Company or the Company Subsidiaries, including but not limited to, agreements, understandings or arrangements with respect to compensation, benefits, employment, the Shares and the securities of the Company, is listed on Schedule 5.16.

     5.17 FULL DISCLOSURE. No representation or warranty of the Executive Sellers contained in this Agreement, and none of the statements or information concerning the Company and the Company Subsidiaries contained in this Agreement or the exhibits and the schedules hereto, contains or will contain any untrue statement of a material fact nor will such representations, warranties, covenants or statements taken as a whole omit a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.


                                   VI ARTICLE

                                    COVENANTS

     During the period from the date of this Agreement and until the Closing, each of the Sellers, jointly and severally, and Buyer, as applicable, agree to perform and comply with the covenants set forth below:

     6.1 ACCESS AND INSPECTION. Subject to Buyer's execution of a confidentiality agreement reasonably acceptable to the Company and Buyer in connection with obtaining the approval of the Company's Board, the Executive Sellers shall use their best efforts to cause the Company and the Company Subsidiaries to allow Buyer and its authorized representatives full access during normal business hours from and after the date hereof and until the Closing Date to all of the Company's and the Company Subsidiaries' properties, books, contracts, commitments and records for the purpose of making such investigation as Buyer may reasonably request, and shall use their best efforts to cause the Company and the Company Subsidiaries to furnish Buyer such information concerning their affairs as Buyer may reasonably request. The Executive Sellers shall also use their best efforts to cause the Company's personnel to assist Buyer in making such investigation and shall use their best efforts to cause the counsel, accountants, and other non-employee representatives of the Company and the Company Subsidiaries to be reasonably available to Buyer for such purposes. Buyer agrees to provide the Sellers with such information concerning Buyer as the Sellers may reasonably request in order to enable the Sellers to fulfill their fiduciary duties to the Company and its shareholders and to obtain the Company's consent to the access to be provided to Buyer hereunder.

     6.2 CONFIDENTIAL TREATMENT OF INFORMATION. The parties hereto and their representatives shall hold in confidence all data and information obtained with respect to the other parties or their businesses (including the Company), and shall not use such data or information or disclose the same to others, except such data or information as is already known to such party or is published or is a matter of public record, or as otherwise required by law. Each party agrees that it or its representatives shall use the information provided the other pursuant to this Agreement solely for the purpose of evaluating whether to proceed with the transactions contemplated herein and for no other purpose. In the event this Agreement is abandoned or terminated, each party shall promptly return to the other(s) any statements, documents, schedules, exhibits or other written information obtained from them in connection with this Agreement including in the case of Buyer, any statements, documents, schedules, exhibits or written information obtained from the Company, and shall not retain any copies thereof.

     6.3 PUBLIC ANNOUNCEMENTS. The initial press release concerning this Agreement shall be a joint press release and thereafter, the parties will notify each other before issuing any press releases or otherwise making any public statement with respect to this Agreement or any of the transactions contemplated hereby and will not issue any such press release or make any such public statement without the prior written consent of the other parties, except as may be required by applicable law.

     6.4 NOTIFICATION. Each party to this Agreement shall promptly notify the other parties in writing of the occurrence, or threatened occurrence, of any event that would constitute a material breach or violation of this Agreement by any party or that would cause any representation or warranty made by the notifying party in this Agreement to be false or misleading in any material respect. Sellers will promptly notify Buyer of any event of which any Seller obtains knowledge which could have a Material Adverse Effect.

     6.5 CONSENT OF GOVERNMENTAL AUTHORITIES AND OTHERS. Each of Buyer and the Sellers agrees to file, submit or request (or cause to be filed, submitted or requested) as soon as reasonably practicable after the date of this Agreement and to prosecute diligently any and all applications or notices required to be filed or submitted to any governmental authorities prior to consummation of the transaction contemplated herein, and in the case of Sellers, requests for consents and approvals of third parties required to be obtained prior to consummation of the transactions contemplated herein. Each of Buyer and the Sellers (with respect to the Company but subject to the approval of the Company's Board) shall promptly make available to the other such information as each of them may reasonably request relative to its business, assets, property, employees, agents, officers, directors and shareholders (which shall be true and correct in all material respects), as may be required by each of them to prepare and file or submit such applications and notices and any additional information requested by any governmental authority. Further, Buyer shall provide any information (which shall be true and correct in all material respects) reasonably requested by Sellers in order to obtain any required authorizations or approvals of the Company's Board or to enable the Company to make the filing required by Section 14(f) of the Exchange Act.

     6.6 ACQUISITION PROPOSALS; NO SOLICITATION. Except for the transactions contemplated by this Agreement, unless and until this Agreement shall have been terminated, none of the Sellers shall, directly or indirectly solicit, initiate or participate in any negotiations or discussions with respect to any offer or proposal to acquire all or substantially all of the business, properties or capital stock of the Company or the Company Subsidiaries, whether by merger, purchase of assets or otherwise, except in the capacity as director or officers of the Company as required to fulfill their fiduciary duties to the Company and its shareholders. If any Sellers, the Company or any Company Subsidiary shall receive any such offer or proposal, written or otherwise, Sellers shall promptly inform Buyer of such offer or proposal and furnish Buyer with a copy thereof if such offer or proposal is in writing unless, in the case of offers or proposals which are received by the Company, or by any Company Subsidiary or the Sellers in their capacity as officers or directors of the Company, the Company's counsel advises the Sellers in writing that it is counsel's legal opinion (a) that the Sellers are required to maintain such information in confidence or (b) that it would be materially detrimental to the Company and its shareholders to disclose such information to Buyer.

     6.7 NON-EXERCISE OF OUTSTANDING OPTIONS. The Sellers each agree that he shall not after the Closing exercise any options, warrants or rights to acquire shares of the Company's capital stock held by such Seller.

     6.8 RESIGNATIONS AND WAIVER OF ANY RIGHT OF SEVERANCE OR CHANGE IN CONTROL PAYMENTS. The Executive Sellers agree that they will take such actions as necessary or appropriate (subject to their respective fiduciary duties and obligations to the Company and its shareholders) to cause the appointment of Buyer's designees to the Company's Board of Directors (subject to compliance with Section 14(f) of the Exchange Act, if applicable) and shall thereafter submit their resignations as officers and directors of the Company and the Company Subsidiaries and shall use their best efforts (subject to their respective fiduciary duties and obligations to the Company and its shareholders) to obtain the resignations of the balance of the directors of the Company who were elected by the holders of the Company's Class A Common Stock. The Sellers hereby agree to waive any right they may have to receive any payments in connection with such resignation or termination of employment (whether characterized as severance or otherwise) and any amounts which might otherwise be payable to Sellers by the Company as a consequence of the transactions contemplated by this Agreement or related to a change in control of the Company other than accrued vacation and sick time since January 1, 1996.

     6.9 REIMBURSEMENT OF INSURANCE PREMIUMS. Subject to the Company's Board approval thereof, insurance trusts established by Richard Levy and Harry Levy shall each deliver to the Company at the Closing a promissory note to be guaranteed by Richard Levy and Harry Levy, respectively, in an amount equal to the insurance premiums paid by the Company for his benefit pursuant to the Company's executive split dollar life insurance program (the "Insurance
Premiums") and the Company shall, subject to a retained security interest therein to secure the payment of such promissory notes, transfer such policies to such insurance trusts. The principal amount of the promissory notes, together with interest at the prime rate, shall be payable twelve months after the Closing Date. The principal amounts of the promissory notes and interest due thereon shall be secured by the underlying insurance policy and in the event the promissory notes are not paid when due, the Company will be substituted as the beneficiary under the policy and may pursue all available remedies against the makers and guarantors of the promissory note for payment. Notwithstanding the foregoing, (a) in the event that on or prior to Closing the Insurance Premiums are paid to the Company from funds obtained by borrowing against such policies, from the cash surrender value of such policies and/or other funds directly or indirectly provided by Richard Levy and Harry Levy (as the case may be), the promissory notes will not have to be delivered or (b) in the event the cash surrender value at Closing is at least equal to the Insurance Premiums plus the amount of the interest to be accrued thereon, then, provided that restrictions are put in place which prohibit utilization of the cash surrender value by the individuals and the insurance trusts as well as prohibit use of the cash surrender value to pay future premiums on the policies, the promissory notes will not have to be guaranteed by Richard Levy and Harry Levy, respectively.

     6.10 BEST EFFORTS. Subject to the terms and conditions of this Agreement and, subject to and limited by the fiduciary duties owed by the Sellers to the Company and its shareholders, each of the parties shall use its best efforts in good faith to take or cause to be taken as promptly as practicable all reasonable actions that are within its power to cause to be fulfilled those conditions precedent to its obligations or the obligations of the other parties to consummate the transactions contemplated by this Agreement that are dependent upon its actions.


                                   VII ARTICLE

                              ADDITIONAL AGREEMENTS

     7.1 SURVIVAL OF THE REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS. All of the representations, warranties, covenants and agreements of Buyer and Sellers contained in this Agreement shall survive the Closing until 18 months after the Closing Date.

     7.2 12-1/2% SENIOR NOTES; LINE OF CREDIT.

     (a) In the event that pursuant to the terms of the Company's outstanding 12-1/2% Senior Notes due 2003 (the "12-1/2% Notes), the Company is required to redeem or offer to purchase all or any portion of the 12-1/2% Notes as a consequence of the transactions contemplated herein, Buyer agrees, subject to the approval of the Company's Board of Directors pursuant to Section 607.0901(4)(a) Florida Statutes, that it will either (i) advance the funds directly to the Company to fund such required redemption on terms consistent with the terms of the outstanding 12-1/2% Notes or (ii) will offer to acquire the 12-1/2% Notes and take such other steps and actions as may be necessary so that the Company is not in default under the terms of the 12-1/2% Notes and is not obligated to pay any amounts as a result thereof not otherwise funded by Buyer.

     (b) In the event that pursuant to the terms of the Company's $10 million line of credit with Ohio Savings (as may be renewed or extended), such line of credit is called or terminated as a consequence of a "Change of Control of Borrower" as defined therein and the Company is unable to replace such line of credit with a third party institution, Buyer agrees, subject to the approval of the Company's Board of Directors, pursuant to Section 607.0901(4)(a), to provide a line of credit to the Company consistent with the amount and terms of the Ohio Savings line of credit including, but not limited to, interest rate, term, collateral, covenants and fees on or prior to the termination of the Ohio Savings line of credit.

     (c) In furtherance of the foregoing, on or prior to the Closing Date, Buyer shall enter into an agreement with the Company in form and substance satisfactory to the Company and Buyer evidencing Buyer's agreements and obligations under this Section 7.2.

     7.3 INVESTIGATION.

     (a) Notwithstanding any provisions contained herein to the contrary, the representations, warranties, covenants and agreements of this Agreement shall not be affected or diminished in any way by the receipt of any notice pursuant to Section 6.4 or by any investigation (or failure to investigate) at any time by or on behalf of the party for whose benefit such representations, warranties, covenants and agreements were made; provided, however, that the Sellers may, after the date of this Agreement, provide supplemental information to Buyer in writing (the "Supplemental Information") and after receipt by Buyer of such Supplemental Information, Buyer may at its sole discretion terminate this Agreement based on such Supplemental Information but shall have no right after the Closing to seek indemnification or recover for a breach of any representation, warranty or covenant based on any matter specifically set forth in the Supplemental Information or any matter, information or statement herein or in any schedule to the extent corrected or revised by such Supplemental Information; provided, however, that nothing herein shall limit Buyer's right to reimbursement of its out-of-pocket costs pursuant to Section 9.1 hereof based on such Supplemental Information. The Supplemental Information provided hereunder must be designated on its face as "Supplemental Information delivered pursuant to Section 7.3 of the Stock Purchase Agreement." By delivery of the Supplemental Information, the Executive Sellers represent and warrant the accuracy of the information contained therein as if specifically set forth in this Agreement.

     (b) Notwithstanding anything to the contrary in this Section 7.3 or otherwise, Buyer shall have no right to indemnification from the Executive Sellers for Indemnified Losses (as hereinafter defined) nor shall the Sellers have any direct or indirect liability or obligation of any kind whatsoever for any amounts resulting from a breach of any representation, warranty or covenant to the extent that Buyer obtains a third party report, survey or appraisal or obtains written information provided by a third party which is not otherwise in Sellers' or the Company's possession (other than as a result of being provided to Sellers by Buyer) which discloses to Buyer prior to the Closing that the representation, warranty or covenant is not correct or accurate in all material respects.

     7.4 INDEMNIFICATION.

     (a) Each Seller severally and not jointly agrees to indemnify and hold harmless Buyer and its directors, officers, shareholders, employees and agents from, against and in respect of, the full amount of any and all liabilities, damages, claims, deficiencies, fines, assessments, losses, Taxes, penalties, interest, costs and expenses, including, without limitation, reasonable fees and disbursements of counsel (collectively, the "Indemnified Losses") arising from, in connection with, or incident to any breach or violation of any of such Seller's representations or warranties contained in Article IV or the agreements contained in Sections 7.5 and 7.6; provided, however, that a Seller shall not be responsible for any Indemnified Loss or Losses arising out of a breach or violation of the representations and warranties contained in Article IV which exceed the aggregate amount of the Purchase Price paid to such Seller, and provided further that no such limitation shall apply to a breach or violation of Sections 7.5 or 7.6.

     (b) The Executive Sellers jointly and severally agree to indemnify and hold harmless Buyer and its directors, officers, shareholders, employees and agents from, against and in respect of, the full amount of any and all liabilities, damages, claims, deficiencies, fines, assessments, losses, Taxes, penalties, interest, costs and expenses, including, without limitation, reasonable fees and disbursements of counsel (collectively, the "Indemnified Losses") arising from, in connection with, or incident to any breach or violation of any of the representations, warranties, covenants or agreements contained herein other than the representations and warranties contained in Article IV and the agreements contained in Sections 7.5 and 7.6.

     (c) Buyer agrees to indemnify and hold harmless the Sellers and their respective assigns from, against and in respect of any and all Indemnified Losses arising from, in connection with, or incident to any breach or violation of any of the representations, warranties, covenants or agreements of Buyer.

     (d) LIMITATIONS ON INDEMNIFICATION. Notwithstanding the foregoing, no party shall have any obligations under the indemnification provisions set forth herein
(i) unless notice of a claim for indemnity in respect of any matter has been given to such party on or before 18 months after the Closing Date and (ii) until the aggregate of all Indemnified Losses owed by Buyer or the Sellers (as a group) respectively, exceeds three hundred fifty thousand dollars ($350,000) (the "Basket Limitation"); it being understood that if any party or parties are responsible for indemnification to another party hereunder for any amount in excess of the Basket Limitation, then such party or parties shall be responsible to indemnify the other only for such claims in excess of the Basket Limitation. Notwithstanding any provision contained herein to the contrary, none of the foregoing limitations of this Section 7.4 shall limit in any respect a party's right to indemnification in connection with any action based upon a breach by the party owing indemnification of any covenant contained in this Agreement (including any breach or violation of Sections 7.5 or 7.6) or in connection with any action based upon intentional or fraudulent actions, misrepresentations or breaches of the party owing indemnification (the parties acknowledge that a negligent misrepresentation, even if constituting gross negligence, shall not be deemed to constitute fraud for these purposes). Further, other than in connection with a breach or violation of either Section 7.5 or 7.6, for which no limitation will apply, the Executive Sellers will not be responsible for any Indemnified Loss or Indemnified Losses which exceed the aggregate amount of the Purchase Price paid to the Executive Sellers as a group and in no event shall any Sellers (other than the Executive Sellers) be liable or obligated for any representation, warranty or covenant not within the scope of the indemnity in subsection (a) of this Section 7.4.

     (e) A party or parties hereto agreeing to be responsible for or to indemnify against any matter pursuant to this Agreement is referred to herein as the "Indemnifying Party" and the other party or parties claiming indemnity is referred to as the "Indemnified Party". An Indemnified Party under this Agreement shall, with respect to claims asserted against such party by any third party, give written notice to each Indemnifying Party of any liability which might give rise to a claim for indemnity under this Agreement promptly (and in any event within thirty (30) days) upon the receipt of any written claim from any such third party, and with respect to other matters for which the Indemnified Party may seek indemnification, give prompt written notice to each Indemnifying Party of any liability or loss which might give rise to a claim for indemnity; provided, however, that any failure to give such notice on a timely basis will not waive any rights of the Indemnified Party except to the extent the rights of the Indemnifying Party are materially prejudiced by the failure to provide timely notice. As to any claim, action, suit or proceeding by a third party, the Indemnifying Party may assume the defense of such matter, including the employment of counsel satisfactory to the Indemnified Party and the payment of all expenses relating thereto. The Indemnifying Party shall give written notice to each Indemnified Party of its assumption of the defense of any action, suit or proceeding within fifteen (15) days of receipt of notice from the Indemnified Party with respect to such matter. The Indemnified Party shall have the right to employ its or their own counsel in any such matter, but the fees and expenses of such counsel shall be the responsibility of such Indemnified
Party unless (i) the Indemnifying Party shall not have reasonably promptly employed counsel reasonably satisfactory to such Indemnified Party or (ii) the Indemnified Party shall have reasonably concluded that the conduct of such proceeding by the Indemnifying Party and counsel of its choosing will prejudice the rights of the Indemnified Party. The Indemnified Party shall provide such cooperation and such access to its or its Affiliates' books, records and properties as the Indemnifying Party shall reasonably request with respect to such matter; and the parties hereto agree to cooperate with each other in order to ensure the proper and adequate defense thereto.

     An Indemnifying Party shall not make any settlement of any claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld. Such consent by the Indemnified Party shall be deemed granted if not denied within ten (10) days after request therefor. Without limiting the generality of the foregoing, it shall not be deemed unreasonable to withhold consent to a settlement involving consideration or relief other than the payment of money. After settlement and payment thereof, the Indemnifying Party shall have no right to dispute or object to the amount of the settlement or a claim for indemnification based thereon.

     With regard to claims by third parties for which indemnification is payable hereunder, such indemnification shall be paid by the Indemnifying Party upon the earlier to occur of: (i) the entry of a judgment against the Indemnified Party and the expiration of any applicable appeal period, or if earlier, five (5) days prior to the date that the judgment creditor has the right to execute the judgment; (ii) the entry of an unappealable judgment or final appellate decision against the Indemnified Party; (iii) a settlement of the claim; or (iv) with respect to indemnities for liabilities relating to Taxes, upon the issuance of any resolution by a taxation authority. Notwithstanding the foregoing, provided that there is no dispute as to the applicability of indemnification, expenses of counsel to the Indemnified Party shall be reimbursed on a current basis by the Indemnifying Party if and to the extent hereunder such expenses are a liability of the Indemnifying Party. With regard to other claims for which indemnification is payable hereunder, such indemnification shall be paid promptly by the Indemnifying Party upon demand by the Indemnified Party.

     7.5 NONCOMPETITION. Each of the Sellers acknowledges that in order to assure Buyer that the value of the Company and the Company Subsidiaries will continue after the Closing as "going concerns," the Sellers agree not to utilize any knowledge of a proprietary and confidential nature concerning the business of the Company and the Company Subsidiaries, including proprietary and confidential information concerning their relationships with customers, suppliers, subcontractors and others, to compete with the Company or any Company Subsidiary for a period of three (3) years following the Closing. Notwithstanding the foregoing, Sellers may engage in the homebuilding business based on their general knowledge relating to homebuilding and the homebuilding business subject to the restrictions and the limitations contained herein. In no event may any Seller or its or his employees, agents, or others under its or his control to, directly or indirectly, on behalf of a Seller or any other Person,
(i) utilize the Company's customer list or proprietary or confidential information; (ii) utilize the services of the Company's subcontractors utilized by the Company at any time prior to the date of Closing except to the extent such utilization does not materially interfere with the business of the Company and the Company Subsidiaries and its ongoing relationships with its subcontractors; (iii) other than through general, non-directed advertising or marketing, solicit the business of any Person who is, who had been or who has been identified as a future customer of the Company or any Company Subsidiary at any time prior to the date of Closing; or (iv) recruit or otherwise solicit or induce any person who is an employee of, subcontractor of, or otherwise engaged by as of the date of Closing, the Company or any Company Subsidiary to terminate his or her employment or other relationship with any such entity, or hire any person who has left the employ of any such entity during the preceding two (2) years other than the Sellers and Rita Schneid. None of the Sellers shall at any time, directly or indirectly, (i) use or purport to authorize any Person to use any telephone number, name, mark, logo, trade dress or other identifying words or images which are the same as or similar to those used currently or in the past by the Company or any Company Subsidiary or (ii) use, imply or identify any past affiliation with the Company, whether or not, in either case, in connection with a business competitive with that of the Company or any Company Subsidiary.

     7.6 CONFIDENTIALITY. The Sellers acknowledge that the confidential or proprietary information with respect to the business and operations of the Company and the Company Subsidiaries are valuable, special and unique. None of the Sellers shall, at any time after the Closing Date, disclose, directly or indirectly, to any Person, or use or purport to authorize any Person to use any confidential or proprietary information with respect to the Company or any Company Subsidiary, whether or not for a Seller's own benefit, without the prior written consent of Buyer, including without limitation, information as to the financial condition, results of operations, customers, products (including model information and floor plans), sources, leads or methods of identifying Real Property or business, computer systems, marketing strategies or any other information relating to the Company or any Company Subsidiary which could reasonably be regarded as proprietary and confidential, but not including information which is or shall become generally available to the public other than as a result of an unauthorized disclosure by a Seller or a Person to whom a Seller has provided such information. The Sellers acknowledge that Buyer would not enter into this Agreement without the assurance that all such confidential and proprietary information will be used for the exclusive benefit of the Company and the Company Subsidiaries.

     7.7 CONTINUING OBLIGATIONS.  The restrictions set forth in Sections 7.5 and
7.6 are considered by the parties to be reasonable for the purposes of protecting the value of the business and goodwill of the Company and the Company Subsidiaries. Buyer and the Sellers acknowledge the irreparable harm which would occur upon a breach and that monetary damages would not provide an adequate remedy to Buyer in the event the covenants contained in Sections 7.5 and 7.6 were not complied with in accordance with their terms. Accordingly, the Sellers agree that any breach or threatened breach by any of them of any of their obligations under Sections 7.5 and 7.6 shall entitle Buyer, without posting any bond or other security, to injunctive and other equitable relief to secure the enforcement of these provisions, in addition to any other remedies which may be available to Buyer. In addition to its other rights and remedies, Buyer shall have the right to require any Seller who breaches any of the covenants contained in Sections 7.5 and 7.6 to account for and pay over to Buyer, as the case may be, all compensation, profits, money, accruals and other benefits derived or received, directly or indirectly, by such Seller from the action constituting such breach. It is the desire and intent of the parties that the provisions of Sections 7.5, 7.6 and 7.7 be enforced to the fullest extent permissible under the laws and public policies of each jurisdiction in which enforcement is sought. If any provisions of Sections 7.5, 7.6 and 7.7 relating to the time period, scope of activities or geographic area of restrictions is declared by a court of competent jurisdiction to exceed the maximum permissible time period, scope of activities or geographic area, as the case may be, shall be reduced to the maximum which such court deems enforceable. If any provisions other than those described in the preceding sentence are adjudicated to be invalid or unenforceable, the invalid or unenforceable provisions shall be deemed amended (with respect only to the jurisdiction in which such adjudication is made) in such manner as to render them enforceable and to effectuate as nearly as possible the original intentions and agreement of the parties.

     7.8 MISCELLANEOUS. In the event of any litigation to enforce the provisions of Sections 7.5, 7.6, or 7.7, the prevailing party shall be entitled to recover its reasonable attorneys fees and costs from the other party or parties.

     7.9 Company Indemnification of its Officers and Directors. Buyer shall use its best efforts to maintain in full force and effect the provisions currently contained in the Company's Articles of Incorporation and Bylaws which the parties agree are intended to grant the broadest possible indemnification to the Company's officers and directors and former officers and directors permitted by Florida law. In the event that such provisions are modified after Closing to reduce the indemnification provided thereunder, then Buyer agrees to indemnify and hold harmless the Sellers who were officers and directors of the Company to the extent that any modified indemnification does not cover them as fully as the indemnification provisions before any such modifications.


                                  ARTICLE VIII

                              CONDITIONS PRECEDENT

     8.1 CONDITIONS PRECEDENT TO THE OBLIGATIONS OF BUYER. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing of the following conditions.

     (a) REPRESENTATIONS AND WARRANTIES TRUE. The representations and warranties of the Sellers contained in this Agreement and in any certificate or other document delivered pursuant to this Agreement shall be true and correct in all material respects (except for representations and warranties which are by their terms qualified by materiality, which shall be true and correct in all respects) as of the Closing Date with the same force and effect as though made on and as of such date, except that those representations and warranties which address matters only as of a particular date shall remain true and correct in all material respects (except for representations and warranties which are by their terms qualified by materiality, which shall be true and correct in all respects) as of such date.

     (b) COVENANTS AND AGREEMENTS PERFORMED. The covenants and agreements of the Sellers contained in this Agreement to be performed or complied with on or prior to the Closing Date shall have been duly performed or complied with in all material respects.

     (c) NO MATERIAL ADVERSE CHANGE. There shall not have occurred any event, change or condition which has adversely affected or is likely to adversely affect in any material respect the financial condition, assets, liabilities (whether absolute, accrued, contingent or otherwise), earnings, book value, business, operations or prospects of the Company and the Company Subsidiaries taken as a whole.

     (d) GOVERNMENTAL CONSENTS. All consents and approvals required by governmental or regulatory authorities for the consummation of the transactions contemplated by this Agreement shall have been obtained, including, without limitation, the expiration of any notice and waiting period under the HSR Act. All of such consents and approvals shall have been obtained without the imposition of any adverse terms or conditions.

     (e) DUE DILIGENCE. Buyer shall have completed its due diligence review of the Company and the Company Subsidiaries to Buyer's satisfaction in its sole discretion; provided, however, that this condition shall be deemed waived by Buyer if Buyer has not terminated this Agreement pursuant to and prior to the termination of the due diligence period set forth in Section 9.1(c) hereof.

     (f) CONSENTS. Other than consents pursuant to the terms of the Company's outstanding 12-1/2% Notes and the Ohio Savings line of credit, the Sellers shall have obtained all consents and approvals required to be obtained in connection with the consummation of the transactions contemplated hereby, including, without limitation, any consents required to be obtained in connection with those instruments and agreements listed on Schedule 5.5 hereto and consents necessary to enable the business and operations of the Company and the Company Subsidiaries after consummation of the transactions contemplated hereby to continue to be conducted in the same manner as currently conducted. Each such consent shall have been obtained without the imposition of any materially adverse terms or conditions or without the imposition of any significant cost.

     (g) NO LITIGATION. No litigation, arbitration or other proceeding shall be pending or, to the knowledge of the parties, threatened by or before any court, arbitration panel or governmental authority; no law or regulation shall have been enacted after the date of this Agreement; and no judicial or administrative decision shall have been rendered; in each case, which enjoins, prohibits or materially restricts, or seeks to enjoin, prohibit or materially restrict, the consummation of the transactions contemplated by this Agreement.

     (h) ORDINARY COURSE, INSURANCE, PRESERVATION OF BUSINESS, ET CETERA. Except as otherwise agreed to in writing by Buyer, each of the Company and the Company Subsidiaries shall have:

          (i)  carried  on  its  business  only  in  the  ordinary   course  and
               consistent with their respective policies, procedures and practices in substantially the same manner as heretofore conducted;

          (ii) kept in full force and effect the insurance coverage in effect on the date hereof to the extent that such insurance continues to be reasonably available;

          (iii) maintained, renewed, kept in full force and effect and preserved its business organization and material rights and franchises, permits and licenses and have used its best efforts to retain its present employee force so that it will be available on and after the Closing and maintained its existing, or substantially equivalent, material relationships with others having business relations with it and have used its best efforts to maintain the continuance of its general customer and supplier relationships; and

          (iv) duly complied in all material respects with all laws applicable to it and to the conduct of its business.

     (i) PROHIBITED ACTION WITHOUT APPROVAL. Except with the prior written consent of Buyer and as otherwise required or permitted by this Agreement or disclosed in Schedule 8.1(i) hereof, each of the Company and the Company Subsidiaries shall not have, directly or indirectly, done any of the following after March 31, 1997:

          (i)  amended its Articles of Incorporation or Bylaws;

          (ii) issued, sold or authorized for issuance or sale, shares of any class of its securities including, but not limited to, by way of stock split or dividend (other than in connection with the issuance of options under or the exercise of options granted pursuant to the Company's stock option plan) or any subscriptions, options, warrants, rights or convertible securities, or entered into any agreements or commitments of any character obligating it to issue or sell any such securities;

          (iii) redeemed, purchased or otherwise acquired, directly or indirectly, any shares of its capital stock or debt securities or any option, warrant or other right to purchase or acquire any such shares;

          (iv) declared or paid any dividend or other distribution (whether in cash, stock or other property) with respect to its capital stock;

          (v) acquired any material assets, except expenditures made in the ordinary course of business as reasonably necessary to enable the Company and the Company Subsidiaries to conduct their business in a manner consistent with past practices;

          (vi) voluntarily sold, transferred, surrendered, abandoned or disposed of any of its assets or property rights (tangible or intangible), other than in the ordinary course of business consistent with past practices at a price substantially consistent with prior operating practices;

          (vii) granted or made any mortgage or pledge or subjected itself or any of its properties or assets to any Lien, except liens for Taxes not currently due or Liens which could not have a Material Adverse Effect;

          (viii) enhanced, expanded, modified, replaced or altered any computer or data processing system owned, leased or licensed by the Company or the Company Subsidiaries (including any software associated with any such computer or system), except customary enhancements and modifications consistent with past practice;

          (ix) created,   incurred  or  assumed  any   material   liability   or
               indebtedness;

          (x) made or committed to make any significant capital expenditures except in connection with the construction of homes and the associated intrastructure on the Company's Real Property in the ordinary course of business consistent with past practice;

          (xi) applied any of its assets to the direct or indirect payment, discharge, satisfaction or reduction of any amount payable directly or indirectly to or for the benefit of any Seller or any Affiliate thereof, except for salaries and other benefits payable to Sellers who are officers, directors or employees of the Company consistent with the amounts indicated in the Company Reports or salaries or benefits otherwise consistent with past practices in amounts substantially the same as previously included in the Financial Statements;

          (xii)granted any increase in the compensation or benefits payable or to become payable to directors, officers or employees; or paid to Sellers any severance or amounts payable relating to a change of control other than accrued vacation and sick time since January 1, 1996; provided that the Company may increase the compensation payable to employees who are not Sellers in connection with its customary annual review practices in an amount on each individual basis not in excess of 4.5% of the base pay established in connection with the last annual review;

          (xiii) entered into any new employment contract with any person having a salary thereunder in excess of fifty thousand dollars ($50,000) that the Company does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the Closing;

          (xiv)adopted any new employee benefit plan or made any material change in or to any existing employee benefit plan other than any such change that is required by law or this Agreement;

          (xv) other than as contemplated by this Agreement, altered the manner of keeping its books, accounts or records, or changed in any manner the accounting practices therein reflected, including, without limitation, the methods used in allocating income, charging costs, or valuing its assets, except as required by generally accepted accounting principles;

          (xvi)entered into any commitment or transaction with the Sellers or Sellers' Affiliates other than in the ordinary course of business consistent with past practices;

          (xvii) taken or omitted to take any action which would render any of the Sellers' representations or warranties untrue or misleading in any material respect, or which would be a breach in any material respect of any of the Sellers' covenants;

          (xviii) taken any action  which is likely to have a  Material  Adverse
               Effect; or

          (xix)agreed, whether in writing or otherwise, to do any of the foregoing.

     (j) RESIGNATIONS. The individuals designated by Buyer shall have been appointed to the Company's Board of Directors and the resignations contemplated by Section 6.8 shall be delivered at the Closing.

     (k) REIMBURSEMENT OF PREMIUMS. The Sellers shall have delivered to the Company the promissory notes and security agreement contemplated by
          Section 6.9.

     (l) APPROVAL OF THE BOARD OF DIRECTORS OF THE COMPANY. The Board of Directors of the Company shall have approved the acquisition of the Shares by Buyer and the acquisition by Buyer of any subsequent shares representing a majority or more of the voting power of the Company in the election of directors so that the acquisitions by Buyer will not constitute "control-share acquisitions" pursuant to Section 607.0902, Florida Statutes. Further, the Board of Directors shall have approved
          (i) the transactions contemplated by Section 7.2 relating to the Company's outstanding 12-1/2% Notes and the Ohio Savings line of credit pursuant to Section 607.0901(4)(a) Florida Statutes and (ii)
          Section 6.9 relating to certain split dollar life insurance premiums.

     (m) COMPLIANCE WITH RULE 14F-1. To the extent required by Section 14(f) of the Exchange Act, the Company shall have filed with the Commission an information statement (the "Information Statement") pursuant to
          Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder and distributed the Information Statement to its stockholders at least ten (10) days prior to Closing. The Information Statement (i) shall comply in all material respects with applicable Commission rules regarding the form, content and time of filing and
          (ii) shall not contain any untrue statement of any material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; unless, however, such untrue statement of a material fact or omission to state a material fact in the Information Statement was made in reliance upon, and in conformity with, written information concerning Buyer or its shareholders, directors or officers or its designees for directors of the Company furnished by it specifically for use in the Information Statement. Prior to filing the Information Statement with the Commission and distributing the Information Statement to the Company's stockholders, the Company shall have submitted the Information Statement to Buyer and its counsel and provided Buyer and its counsel with a reasonable opportunity to review and comment upon same.

     (n) ABSENCE OF CERTAIN EVENTS. The Company shall not have (i) suffered any material damage, destruction or other casualty loss, whether or not covered by insurance or (ii) involuntarily sold, transferred, surrendered, abandoned or disposed of any of its assets or property rights (tangible or intangible).

     (o) CERTIFICATE OF SELLERS. The Executive Sellers shall have delivered to Buyer one or more certificates, dated the Closing Date, certifying in such detail as Buyer may reasonably request, that the conditions specified in this Sections 8.1(a), (b), (c), (f), (g), (h), (i), (l),
          (m) and (n) above have been fulfilled and as to such other matters as Buyer may reasonably request.

     8.2 CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SELLERS. The obligations of Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing of the following conditions.

     (a) REPRESENTATIONS AND WARRANTIES TRUE. The representations and warranties of Buyer contained in this Agreement or in any certificate or other document delivered pursuant to this Agreement shall be true and correct in all material respects (except for representations and warranties which are by their terms qualified by materiality, which shall be true and correct in all respects) as of the Closing Date with the same force and effect as though made on and as of such date, except that those representations and warranties which address matters only as of a particular date shall remain true and correct in all material respects (except for representations and warranties which are by their terms qualified by materiality, which shall be true and correct in all respects) as of such date.

     (b) COVENANTS AND AGREEMENTS PERFORMED. The covenants and agreements of Buyer contained in this Agreement to be performed or complied with on or prior to the Closing Date shall have been duly performed or complied with in all material respects.

     (c) GOVERNMENTAL CONSENTS. All consents and approvals required by governmental or regulatory authorities for the consummation of the transactions contemplated by this Agreement shall have been obtained, including, without limitation, the expiration of any notice and waiting period under the HSR Act. All of such consents and approvals shall have been obtained without the imposition of any adverse terms or conditions.

     (d) NO LITIGATION. No litigation, arbitration or other proceeding shall be pending or, to the knowledge of the parties, threatened by or before any court, arbitration panel or governmental authority; no law or regulation shall have been enacted after the date of this Agreement; and no judicial or administrative decision shall have been rendered; in each case, which enjoins, prohibits or materially restricts, or seeks to enjoin, prohibit or materially restrict, the consummation of the transactions contemplated by this Agreement.

     (e) APPROVAL OF BUYER'S BOARD. The Buyer's Board of Directors shall have approved this Agreement and the transactions contemplated hereby.

     (f) BUYER'S CERTIFICATE. Buyer shall have delivered to Sellers a certificate executed by its President or a Vice President, dated the Closing Date, certifying in such detail as Sellers may reasonably request, that the conditions specified in Sections 8.2(a) and (b) above have been fulfilled.

                                   ARTICLE IX

                                 MISCELLANEOUS

     9.1 TERMINATION. This Agreement may be terminated:

     (a)  By the mutual consent of Buyer and Sellers;

     (b) By Buyer or the Sellers, at any time after August 11, 1997, if the Closing shall not have occurred on or before that date;

     (c) By Buyer in its sole discretion (i) at any time during its due diligence period which shall terminate forty-five (45) days after the later of (x) the date in which Buyer and its representatives and agents are provided access to the Company's and the Company Subsidiary's properties, books, contracts, commitments and records and
          (y) the date on which all of the schedules to be provided by Sellers are delivered to Buyer and its counsel, unless extended by the parties by mutual agreement, (ii) in the event that the Sellers deliver Supplemental Information to Buyer pursuant to Section 7.3, at any time within five (5) business days after receipt of such Supplemental Information; and (iii) in the event that Buyer is not provided access to the Company's books and records as contemplated by Section 6.1 within five (5) business days after the execution of this Agreement.

     (d) By Sellers, if Buyer's Board of Directors has not approved the transactions contemplated herein and Sellers have not received a writing confirming such approval executed by Buyer's Chairman of the

          Board of Directors or President prior to the date ten (10) business days after the date hereof;

     (e) By Buyer, upon written notice provided to Sellers, if there has been any material misrepresentation in this Agreement by any of the Sellers or a material breach by the Sellers of any of their warranties, covenants or agreements set forth herein; provided that if such misrepresentation or breach is curable, it is not cured within ten
          (10) business days after notice thereof;

     (f) By Sellers, upon written notice provided to Buyer, if there has been any material misrepresentation by Buyer, or a material breach by Buyer of any of its warranties, covenants or agreements set forth herein; provided that if such misrepresentation or breach is curable, it is not cured within ten (10) business days after notice thereof;

     (g) By Buyer, if any event or circumstance shall occur that renders the satisfaction of any condition to the obligations of Buyer set forth in
          Section 8.1 impossible and such condition has not been waived by Buyer; or

     (h) By Sellers, if any event or circumstance shall occur that renders the satisfaction of any condition to the obligations of Sellers set forth in Section 8.2 impossible and such condition has not been waived by Sellers.

     If this Agreement is terminated pursuant to this Section 9.1, written notice thereof shall promptly be given by the party electing such termination to the other party and, subject to the expiration of the cure periods provided in clauses (c) and (e) above, if any, this Agreement shall terminate without further actions by the parties and no party shall have any liability or further obligation under this Agreement, provided that if this Agreement is terminated because (i) of the failure of any party to fulfill its obligations hereunder or the breach of the representations, warranties or covenants of such party; (ii) Buyer has not been afforded access to the Company's properties, books, records, contracts and commitments; (iii) the Sellers have not delivered the schedules referenced in Section 9.14 hereof; or (iv) because acts taken or omissions by the Company or the occurrence of facts or events relating to the Company, have made the fulfillment of conditions precedent set forth in Sections 8.1(h), (i),
(l) and (m) impossible, then the non-defaulting party, or Buyer, in the case of the performance of such conditions precedent, shall be entitled to reimbursement for the out-of-pocket costs incurred by the party in connection with this Agreement up to an aggregate amount equal to $250,000; provided, further, that in addition to the foregoing and notwithstanding anything herein to the contrary, Buyer may, upon a material breach by any Seller of its obligations hereunder, seek injunctive and other equitable relief, including specific performance provided that, in connection with obtaining such specific performance, Buyer waives and relinquishes any and all claims for damages directly or indirectly arising from such breach(es). In the event that Buyer shall institute any action specifically to enforce any Seller's performance of this Agreement, such Seller agrees and stipulates to waive any defense that there is an adequate remedy at law.

     9.2 . Any notice, request, demand or other communication required or permitted under this Agreement shall be in writing and shall be delivered personally or sent by certified mail, return receipt requested, postage prepaid, or sent by facsimile or prepaid overnight courier to the parties at the addresses set forth below their names below (or at such other addresses as shall be specified by the parties by like notice).

     If to Sellers:

          Mr. Harry A. Levy
          10800 Biscayne  Boulevard
          Suite 510
          Miami,  FL  33161
          Facsimile No.: (305) 891-0315

                and

          Mr. Richard D. Levy
          1545 Fan Palm Road
          Boca Raton, FL 33432
          Facsimile No.: (561) 394-0151

     with a copy to:

          Rubin Baum Levin Constant Friedman
            & Bilzin
          2500 First Union Financial Center
          Miami, FL 33131
          Attn: Brian L. Bilzin, Esq.
          Facsimile No.: (305) 374-7593
          Telephone:  (305) 374-7580

     If to Buyer:

          BankAtlantic Bancorp, Inc.
          1750 E. Sunrise Blvd.
          Ft. Lauderdale, FL 33304
          Attn: Alan B. Levan
          Facsimile No.: 965-768-0520

     with a copy to:

          Stearns Weaver Miller Weissler
            Alhadeff & Sitterson, P.A.
          150 West Flagler Street
          Suite 2400
          Miami, FL 33130
          Attn: Alison W. Miller, Esq.
          Facsimile No.: 305-789-3395

     Such notices, demands, claims and other communications shall be deemed given when actually received or (a) in the case of delivery by overnight service with guaranteed next day delivery, the next day or the day designated for delivery, (b) in the case of certified U.S. mail, five days after deposit in the U.S. mail, or (c) in the case of facsimile, the date upon which the transmitting party received confirmation of receipt by facsimile, telephone or otherwise.

     9.3 FURTHER ASSURANCES. The parties shall deliver any and all other instruments or documents required to be delivered pursuant to, or necessary or proper in order to give effect to, the provisions of this Agreement, including without limitation, all necessary stock powers and such other instruments of transfer as may be necessary or desirable to transfer ownership of the Shares and to consummate the transactions contemplated by this Agreement.

     9.4 ENTIRE AGREEMENT. This Agreement and the exhibits and schedules to this Agreement contain every obligation and understanding between the parties relating to the subject matter hereof and merge all prior discussions, negotiations and agreements, if any, between them, and none of the parties shall be bound by any representations, warranties, covenants, or other understandings, other than as expressly provided or referred to herein.

     9.5 ASSIGNMENT. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, legal representatives, successors and permitted assigns. No party hereto may assign this Agreement or any rights hereunder, in whole or in part, except that Buyer may assign this Agreement to any of its Affiliates; provided, however, that any assignee shall assume the assignor's obligations hereunder, and no such assignment shall release the assigning party from its obligations hereunder without the prior written consent of the other parties hereto.

     9.6 WAIVER AND AMENDMENT. Any representation, warranty, covenant, term or condition of this Agreement which may legally be waived, may be waived, or the time of performance thereof extended, at any time by the party hereto entitled to the benefit thereof, and any term, condition or covenant hereof may be amended by the parties hereto at any time. Any such waiver, extension or amendment shall be evidenced by an instrument in writing executed on behalf of the appropriate party. No waiver by any party hereto of its rights under any provision of this Agreement shall constitute a waiver of such party's rights under such provisions at any other time or a waiver of such party's rights under any other provision of this Agreement. No failure by any party hereto to take any action against any breach of this Agreement or default by another party shall constitute a waiver of the former party's right to enforce any provision of this Agreement or to take action against such breach or default or any subsequent breach or default by such other party.

     9.7 NO THIRD PARTY BENEFICIARY. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any Person other than the parties hereto and their respective heirs, personal representatives, legal representatives, successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

     9.8 SEVERABILITY. In the event that any one or more of the provisions contained in this Agreement shall be declared invalid, void or unenforceable, the remainder of the provisions of this Agreement shall remain in full force and effect, and such invalid, void or unenforceable provision shall be interpreted as closely as possible to the manner in which it was written.

     9.9 EXPENSES. All expenses (including, without limitation, financial advisory fees, legal fees and expenses, broker and finder fees, fees and expenses of accountants) incurred by each party in connection with the transactions contemplated hereby will be borne by the party incurring such expense.

     9.10 HEADINGS. Article titles and headings to sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. The schedules and exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in any schedules hereto is not intended to imply that such amounts, or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in a schedule is or is not material for purposes of this Agreement.

     9.11 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

     9.12 INJUNCTIVE RELIEF. It is possible that remedies at law may be inadequate and, therefore, the parties hereto shall be entitled to equitable relief including, without limitation, injunctive relief, specific performance or other equitable remedies in addition to all other remedies provided hereunder or available to the parties hereto at law or in equity.

     9.13 GOVERNING LAW. This Agreement has been entered into and shall be construed and enforced in accordance with the laws of the State of Florida without reference to the choice of law principles thereof.

     9.14 SCHEDULES. Notwithstanding anything to the contrary contained herein, it is contemplated by the parties hereto that the Sellers shall provide all of the schedules to this Agreement contemplated to be provided by the Sellers within seven (7) days after the execution and delivery of this Agreement by the parties hereto (the "Delivery Date") by delivering a copy of such schedules to each of the Buyer and its legal counsel on or prior to the Delivery Date. Upon delivery thereof, such schedules shall be deemed for all purposes to be incorporated in and a part of this Agreement modifying as applicable the provisions hereof. In the event that the Sellers do not deliver such schedules on or prior to the Delivery Date, Buyer shall have the right to terminate this Agreement as a result of such failure to deliver by giving the Sellers written notice of termination thereof and upon such termination neither party shall have any further liability or obligation hereunder other than the payment of out-of-pocket costs as contemplated by Section 9.1.

     IN WITNESS WHEREOF, the parties hereto have each executed and delivered this Agreement as of the day and year first above written.

                                     BANKATLANTIC BANCORP, INC.


                                     By:  /s/Alan B. Levan
                                          Name:  Alan B. Levan
                                          Title: Chairman


                                     SELLERS:

                                     RICHARD D. LEVY LIVING TRUST


                                     By: /s/Richard D. Levy
                                         Richard D. Levy, Trustee


                                     /s/Richard D. Levy
                                     Richard D. Levy


                                     /s/Beatrice Levy
                                     Beatrice Levy


                                     /s/Harry A. Levy
                                     Harry A. Levy


                                     /s/Davida Levy
                                     Davida Levy


                                     /s/Mark A. Levy
                                     Mark A. Levy


                                     /s/Jo Ann M. Levy
                                     Jo Ann M. Levy


                                     /s/Jo Ann Levy
                                     Jo Ann Levy


                                     /s/Daniel H. Levy
                                     Daniel H. Levy

                                     /s/Allison Levy Sacks
                                     Allison Levy Sacks


                                     /s/Lisa Lampert
                                     Lisa Lampert


                                     /s/Aron S. Lampert
                                     Aron S. Lampert


                                     /s/Joel M. Levy
                                     Joel M. Levy


                                     /s/Robert A. Levy
                                     Robert A. Levy


                                     /s/David J. Levy
                                     David J. Levy


                                     /s/Elka N. Lampert
                                     Elka N. Lampert


                                     ROBERT A. LEVY IRREVOCABLE TRUST


                                     By:  /s/Richard D. Levy
                                          Richard D. Levy, Trustee


                                     By:  /s/Harry A. Levy - Trustee
                                          Harry A. Levy, Trustee


                                     DAVID J. LEVY IRREVOCABLE TRUST


                                     By:  /s/Harry A. Levy - Trustee
                                          Harry A. Levy, Trustee


                                     By:  /s/Richard D. Levy
                                          Richard D. Levy, Trustee

                                     ELKA N. LAMPERT IRREVOCABLE TRUST


                                     By:  /s/Richard D. Levy
                                          Richard D. Levy, Trustee


                                     AVRAHAM R. LAMPERT IRREVOCABLE TRUST


                                     By:  /s/Richard D. Levy
                                          Richard D. Levy, Trustee


                                      HARRY A. LEVY GRANDCHILDREN'S TRUST


                                      By: /s/Richard D. Levy
                                          Richard D. Levy, Trustee


                                      RICHARD D. LEVY GRANDCHILDREN'S TRUST


                                      By: /s/Harry A. Levy - Trustee
                                          Harry A. Levy, Trustee


                                      LEVOR ASSOCIATES, A FLORIDA GENERAL
                                          PARTNERSHIP


                                      By: /s/Richard D. Levy
                                          Richard D. Levy, Managing Partner


                                      By: /s/Harry A. Levy
                                          Harry A. Levy, Managing Partner


                                      HAPCO COMPANY, A FLORIDA PARTNERSHIP


                                      By: /s/Harry A. Levy
                                          Harry A. Levy, Partner


                                      By: /s/Richard D. Levy
                                          Richard D. Levy, Partner

                                      GRANDCO ASSOCIATES, A FLORIDA PARTNERSHIP


                                      By: /s/Richard D. Levy
                                          Richard D. Levy, Managing Partner


                                      By: /s/Harry A. Levy
                                          Harry A. Levy, Managing Partner


                                      ROBERT S. LEVY REVOCABLE TRUST


                                      By: /s/Richard D. Levy
                                          Richard D. Levy, Trustee


                                      By: /s/Harry A. Levy - Trustee
                                          Harry A. Levy, Trustee